

Mail Stop 4631

June 20, 2017

<u>Via E-mail</u>
Dale Francescon
Co-Chief Executive Officer
Century Communities, Inc.
8390 East Crescent Parkway, suite 650
Greenwood Village, Colorado 80111

> **Re: Century Communities, Inc.**
> **Amendment 1 to Registration Statement on Form S-4**
> **Filed June 7, 2017**
> **File No. 333-217750**

Dear Mr. Francescon:

We have reviewed your registration statement and have the following comments.

<u>General</u>

1. Please file the tax opinions with your next amendment.

2. It appears from your pro forma financial statements that you intend to use the net proceeds of the May 2017 Notes offering to pay off your outstanding indebtedness under your revolving credit facility, UCP's outstanding indebtedness, and the cash portion of the merger consideration. Please reconcile this disclosure with the disclosure on page 8 under the question "is the completion of the merger subject to a financing condition".

<u>Comparative Historical and Unaudited Pro Forma Per Share Data, page 28</u>

3. It appears that certain amounts in your table should be revised since the items they were derived from were changed in Amendment No. 1 of your registration statement. In this regard, please revise the following UCP unaudited pro forma equivalent per share data items:

   - EPS - basic for the year ended December 31, 2016;

   - EPS - diluted for the year ended December 31, 2016; and

   - Pro forma book value per share of common stock for at March 31, 2017.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 126

Note (g), page 129

4. You disclose that the UCP transaction costs of $8.5 million are reflected in the updated pro forma balance sheet as of March 31, 2017 as a reduction to cash and an increase to accrued expenses and other liabilities. This statement is not consistent with the adjustments presented in the updated pro forma balance sheet. Please revise your footnote as appropriate.

Note (i), page 130

5. Please expand your note to also disclose how the determination of capitalized interest considers the pro forma interest expense resulting from the offering of the May 2017 Notes, offset by the repayment of UCP's outstanding indebtedness. Additionally, please disclose, if true, that your adjustment assumes that 100% of pro forma interest expense is capitalized to inventories.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Dale Welcome, Staff Accountant, at (202) 551-3865 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: David L. Messenger
        Clifford Neimoth, Esq.
        Jeffrey D. Marell, Esq.
        Mark J. Kelson, Esq.